March 28, 2013

Via EDGAR
Total number of pages = 2

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. St. NE
Washington, DC 20549

     RE: BullsnBears.com, Inc.
         Item 4.01 Form 8-K
         Filed March 19, 2013
         File No. 0-54616

Dear People:

As per your inquiry on above mentioned subject matter, we hereby provide you an explanation on the apparent inconsistency on previously reported appointment of independent registered public accounting firm. Upon making the decision to appoint Anton & Chia, LLP we realized that they were not only a smaller firm but also their fees were higher than the alternatives. In addition, the board and management determined that Malone Bailey, LLP experience with public companies would better serve BullsnBears.com, Inc., in the long term.

As far as item 2 on your letter, requesting the amendment to Form 8-k to include
Exhibit 16.1, we have requested the updated letter to our former auditing firm, Stan J.H. Lee, CPA. Once we receive the letter we will be amending the subject matter Form 8-k, with Mr. Lee's letter and ratifying the engagement of Malone Bailey, LLP as our independent registered accounting firm.

Furthermore we understand that:

     1. The company is responsible for the adequacy and accuracy of the disclosure in this and all filings.

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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     3.   The  company  cannot  assert  staff  comments  as  a  defense  in  any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We hope that the above clarifies the commissions' questions and comments. Should you have further questions or require additional information, do not hesitate to call me.

Regards,


/s/ Nick Arroyo
-----------------------------
Nick Arroyo
President & CEO